Exhibit 99.3

CONSENT OF QUALIFIED PERSON

FILED BY SEDAR

Re:	Report Entitled “Peñasquito Polymetallic Operation Zacatecas State Mexico NI 43-101 Technical Report” dated effective January 8, 2014

Pursuant to Section 8.3 of National Instrument 43-101 Standards of Disclosure for Mineral Projects, I, Guillermo Pareja, P.Geo., Manager, Resource Evaluation, Goldcorp Inc., consent to the public filing of the technical report titled “Peñasquito Polymetallic Operation Zacatecas State Mexico NI 43-101 Technical Report” dated effective January 8, 2014 (the “Technical Report”) by Goldcorp Inc. (“Goldcorp”).

I also consent to any extracts from, or a summary of, the Technical Report in the written disclosure contained in the news release dated January 8, 2014 (the “News Release”) of Goldcorp.

I certify that I have read the written disclosure contained in the News Release being filed by Goldcorp and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 8th day of January, 2014.

“Guillermo Pareja”
Guillermo Pareja, P.Geo.,
Manager, Resource Evaluation,
Goldcorp Inc.